CANPLATS RESOURCES CORPORATION

Third Quarter Report

April 30, 2005

#1180 – 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2

Phone: (604) 689-3846 Fax: 604-689-3847

To the Shareholders:

The principal exploration activity of the Company in the third quarter ended April 30, 2005, was an initial drill program on the Yerbabuena property in the State of Durango, Mexico. A reverse circulation and diamond drill program was completed to test a number of extensive quartz vein and alteration zones anomalous in gold, which were discovered by surface mapping and sampling.

Drill results from several of the zones yielded highly anomalous gold values across tens of metres, similar to values obtained from surface. The Santa Rita Ridge Zone, a steeply dipping silicified structure, returned an intersection of 0.35 grams per tonne gold across 32.5 metres. The more recently discovered Mesa Zone had intersections up to 25 metres of 0.55 grams per tonne with the best assay being 1.16 grams per tonne across 6.1 metres in a gently dipping silicified volcanic unit. Both of these zones are being further explored by mapping and sampling along strike as well as exploration of other prospective areas on the property, which has been increased in size from 76 square kilometres to 109 square kilometres.

Last year two phases of drilling were carried out on the Rodeo property, also in the state of Durango. Significant gold intersections were encountered in near-surface zones which require further delineation. In addition, the sub-vertical vein structures associated with the near-surface gold deposits remain to be tested at depth.

Further drill programs are planned for later in the year on both the Yerbabuena and Rodeo properties. An electromagnetic survey is planned for the El Rincon property which is also in the state of Durango, to define drill targets in an extensive overburden covered area prospective for gold in a structural corridor adjacent to the El Cairo deposit of Morgain Minerals Inc.

On behalf of the board,

“R.E. Gordon Davis”

R.E. Gordon Davis

President

June 10, 2005

NOTICE TO READER

These interim consolidated financial statements for the nine months ended April 30, 2005 of Canplats Resources Corporation have been prepared by management and have not been subject to review by the company’s auditors.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(unaudited - expressed in Canadian dollars)

	April 30, 2005 $	July 31, 2004 $

ASSETS
Current
Cash and cash equivalents	816,792	1,580,412
Receivables	114,401	105,905
Prepaid expense	3,333	16,764

Total current assets	934,526	1,703,081
Mineral properties	2,031,267	1,723,731
Property, plant and equipment	22,018	31,181

Total assets	2,987,811	3,457,993

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	149,021	69,739
Due to related parties (note 8)	197,492	10,417

Total liabilities	346,513	80,156

Shareholders' equity
Share capital issued (note 6)	11,771,495	11,591,270
Deficit	(9,130,197)	(8,213,433)

Total shareholders' equity	2,641,298	3,377,837

	2,987,811	3,457,993

On behalf of the Board:

"R.E.Gordon Davis"	"James W. Tutton"
______________________	______________________
R.E. Gordon Davis, Director	James W. Tutton, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(unaudited - expressed in Canadian dollars)

Three Months ended April 30,	Nine Months ended April 30,
	2005	2004	2005	2004
	$	$	$	$

Expenses
Bank charges	163	1,039	988	1,806
General exploration	7,011	-	14,622	-
Insurance	1,704	3,473	5,904	6,369
Investor relations	37,399	52,068	131,534	110,159
Legal, accounting and audit	2,250	5,817	8,980	11,246
Listing and filing fees	3,400	3,343	7,651	18,802
Management administration fee	-	-	-	9,000
Office	945	339	1,719	871
Other fees and taxes	-	-	-	834
Rent	-	-	-	6,000
Salaries	10,454	7,909	39,442	20,431
Shareholder relations	488	2,616	27,044	18,652
Stock-based compensation	-	-	111,000	7,600
Telephone	7	4	36	10
Transfer agents	2,700	2,575	9,275	7,900

	(66,521)	(79,183)	(358,195)	(219,680)

Other income
Interest income	3,960	8,162	18,499	16,078
Foreign exchange gain (loss)	3,806	4,030	(1,910)	9,265
Write-off of mineral property	(598,582)	-	(610,758)	(183,204)
Future income tax recovery (note 7)	-	-	35,600	-

	(590,816)	12,192	(558,569)	(157,861)

Loss for the period	(657,337)	(66,991)	(916,764)	(377,541)

Deficit, beginning of the period	(8,472,860)	(7,253,790)	(8,213,433)	(6,943,240)

Deficit, end of the period	(9,130,197)	(7,320,781)	(9,130,197)	(7,320,781)

Weighted average number of issued shares	29,442,306	25,689,106	29,317,214	21,062,798
Basic and diluted loss per common share	(0.02)	(0.00)	(0.03)	(0.02)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited - expressed in Canadian dollars)

Three Months ended April 30,	Nine Months ended April 30,
	2005 $	2004 $	2005 $	2004 $

OPERATING ACTIVITIES
Loss for the period	(657,337)	(66,991)	(916,764)	(377,541)
Non-cash items
Valuation of options issued	--	--	111,000	7,600
Mineral property written-off	598,582	--	610,758	183,204
Future income tax recovery	--	--	(35,600)	--

	(58,755)	(66,991)	(230,606)	(186,737)

Net changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(48,593)	(57,351)	4,935	(72,916)
Due from related parties	--	314	--	5,954
Accounts payable and accrued liabilities	84,246	(34,750)	79,282	(43,598)
Due to related parties	147,556	(18,934)	187,075	10,662

Cash from (used in) operating activities	124,454	(177,712)	40,686	(286,635)

INVESTING ACTIVITIES
Mineral property costs	(410,752)	(397,403)	(909,131)	(692,613)
Purchase of property, plant and equipment	--	(29,977)	--	(29,977)

Cash used in investing activities	(410,752)	(427,380)	(909,131)	(722,590)

FINANCING ACTIVITIES
Shares issued for cash	--	331,350	105,500	2,040,950
Share issue costs	--	(300)	(675)	(48,651)

Cash provided by financing activities	--	331,050	104,825	1,992,299

Increase (decrease) in cash	(286,298)	(274,042)	(763,620)	983,074

Cash and cash equivalents, beginning of period	1,103,090	1,682,915	1,580,412	425,799

Cash and cash equivalents, end of period	816,792	1,408,873	816,792	1,408,873

Supplemental cash flow information (note 9)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

Mineral Property Costs For the nine months ending April 30, 2005 (unaudited – expressed in Canadian dollars)

	Grand Bay	Geikie	Stucco	Rodeo	Yerbabuena	Santa Lucia	El Rincon	Total
	(Canada)	(Canada)	(Canada)	(Mexico)	(Mexico)	(Mexico)	(Mexico)
	$	$	$	$	$	$	$	$

Balance, beginning of year	205,864	519,430	12,176	442,217	302,791	223,496	17,757	1,723,731

Acquisition costs for the period	-	-	-	-	-	-	-	-

Assaying	2,056	-	-	37,302	56,193	6,435	2,994	104,980
Claim taxes	-	-	-	1,834	2,831	3,002	6,849	14,516
Consulting and contract services	-	-	-	29,386	25,929	-	6,925	62,240
Depreciation	-	-	-	4,581	4,582	-	-	9,163
Drafting salaries and consulting	2,128	-	-	1,800	2,343	1,732	118	8,121
Drilling	83,829	-	-	68,353	178,269	-	-	330,451
Engineering	-	-	-	310	5,415	-	-	5,725
Equipment	20,478	-	-	1,822	54,874	-	-	77,174
Finders fee	-	-	-	6,277	21,794	5,333	18,973	52,377
Foreign exchange	-	-	-	4,861	10,842	358	2,930	18,991
Geology salaries and consulting	7,256	-	-	13,894	22,790	6,037	2,485	52,462
Geophysics airborne and ground	-	-	-	-	-	-	38,262	38,262
Labour and expediting	800	-	-	3,380	66,199	-	-	70,379
Legal	-	-	-	6,294	6,249	241	-	12,784
Living costs	7,503	656	-	1,060	2,773	1,119	-	13,111
Maps prints and film	-	-	-	7	610	66	-	683
Office expenses	5,280	63	-	1,009	5,100	461	101	12,014
Storage	5,400	-	-	3,462	4,396	163	-	13,421
Supplies	-	-	-	471	484	-	-	955
Travel and transportation	5,703	-	-	3,616	7,324	3,842	-	20,485

Exploration costs for the period	140,433	719	-	189,719	478,997	28,789	79,637	918,294

Mineral properties written off for the period	(346,297)	-	(12,176)	-	-	(252,285)	-	(610,758)

Balance, end of period	-	520,149	-	631,936	781,788	-	97,394	2,031,267

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the nine months ended April 30, 2005

1.	NATURE OF OPERATIONS

The company is in the process of acquiring, exploring and developing gold and platinum group mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the company will continue on a going-concern basis. Management has estimated that the company will have adequate funds from existing working capital and additional financings to meet its corporate, administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements of the company. They do not contain all the information required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the company.

These consolidated financial statements include the accounts of the company and its subsidiary, Canplats de Mexico S.A. de C.V. Inter-company balances are eliminated upon consolidation.

3.	CHANGE IN ACCOUNTING POLICY

Flow-Through Shares

During the year, the company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the nine months ended April 30, 2005

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Variable Interest Entities

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline on February 1, 2005. The adoption of this guideline did not have any impact on the company’s consolidated financial statements.

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due to and from related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

5.	RESTRICTED CASH

During the second quarter, the company raised a total of $100,000 in proceeds from a private placement of 250,000 flow-through shares. These proceeds can only be used on exploration of Canadian mineral properties and the tax benefits flow-through to the subscribers. As of April 30, 2005, all of the restricted cash had been spent.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the nine months ended April 30, 2005

6.	SHARE CAPITAL

(a)	Authorized:	100,000,000 common shares without par value.

The company had the following shares issued and outstanding:

	Number of Shares	$

Balance, July 31, 2004	29,142,306	11,591,270
Issued during the nine months:
For cash:
Private placement (b)	250,000	100,000
Exercise of options	50,000	5,500
Value assigned to options (d)	--	111,000
Future income tax recovery	--	(35,600)
Share issue costs	--	(675)

Balance, April 30, 2005	29,442,306	11,771,495

(b)	Private Placement

During the second quarter, the company closed a private placement consisting of 250,000 flow-through shares at $0.40 per share. Total proceeds of $100,000 relating to the flow-through financing were received during that quarter.

(c)	Warrants

At April 30, 2005, 5,870,000 share purchase warrants were outstanding with an exercise price of $0.40. These warrants expire on December 29, 2005, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days, the warrant holders will be required to exercise their warrants.

(d)	Stock Options

During the nine months ending April 30, 2005, the company had granted a total of 610,000 stock options to employees and non-employees of the company. The fair value assigned to these options was $111,000 and this amount has been expensed as stock-based compensation. The total number of options outstanding at the end of the quarter was 1,830,000 with prices ranging from $0.11 to $0.37 with weighted average remaining lives of 1.5 years. This represents 6.2% of issued and outstanding share capital.

7.	FUTURE INCOME TAX RECOVERY

During the current year, flow-through shares totalling $100,000 were issued, which funds are required to be spent on certain Canadian exploration expenditures. Because the company no longer has the ability to use the expenditures for tax purposes, the company is required to record a future tax liability, which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. However, because the company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the nine months ended April 30, 2005

8.	RELATED PARTY TRANSACTIONS

(a)	The company entered into the following transactions with related parties:

(i)

Paid or accrued $288,231 (2004 - $145,808) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the company.

(ii)

The company has entered into mineral property option agreements and shares an exploration office with East West Resource Corporation (“East West”), a company whose president and a director is also a director of the company. Early in February 2005, this president and director of East West retired which resulted in East West no longer being a related party to the company.

(b)	Included in total liabilities at April 30, 2005 is $197,492 (2004 - $39,198) payable to Silver Standard.

9.	SUPPLEMENTAL CASH FLOW INFORMATION

Three Months ended April 30,	Nine Months ended April 30,
	2005	2004	2005	2004
	$	$	$	$

Non-cash financing activities:
Future income tax recovery	-	-	(35,600)	-
Share capital	-	1,875	3,800	25,108
Shares issued for finders’ fees	-	-	-	37,500
Warrants issued for finders’ fees	-	-	-	65,000
Finders’ fees satisfied by issue of shares and warrants	-	-	-	(102,500)
Value assigned to options and warrants exercised	-	(1,875)	(3,800)	(25,108)
Value assigned to options granted	-	-	111,000	-

	-	-	75,400	-

Non-cash investing activities:
Amortization included in mineral property	-	-	9,163	-
Mineral property costs written off	(598,582)	-	(610,758)	(183,204)

	(598,582)	-	(601,595)	(183,204)

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the nine months ended April 30, 2005

10.	SEGMENTED INFORMATION

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment gains (losses) and total assets by geographic location are as follows:

	April 30, 2005

	Canada $	Mexico $	Total $

Loss for the year	(799,587)	(117,177)	(916,764)
Total assets	1,685,027	1,302,784	2,987,811

	April 30, 2004

	Canada $	Mexico $	Total $

Gain (loss) for the year	(382,652)	5,111	(377,541)
Total assets	2,841,626	672,271	3,513,897

CANPLATS RESOURCES CORPORATION

Management Discussion & Analysis

For the Nine Months ended April 30, 2005

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our three and nine months ended April 30, 2005 unaudited interim financial results with those of the comparable period of the previous year and is prepared as of June 10, 2005. In order to better understand the MD&A, it should be read in conjunction with these financial statements and related notes and the latest annual consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Our Annual Information Form is filed on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

RESULTS OF OPERATIONS

The loss for the third quarter was $657,377 ($0.02 per share) compared to a loss of $66,991 ($0.00 per share) in the third quarter of the prior year. For the nine months ended April 30, 2005, the loss for the period was 916,764 ($0.03 per share), compared to a loss of $377,541 ($0.02 per share) in the comparable period of the prior year. The increased loss for the nine months is due to two non-cash items, the write-off of mineral properties and the expensing of stock-based compensation. During the quarter ending April 30, 2005, the company incurred $66,521 in expenses compared to $79,183 in the comparable quarter of 2004. The major expenses for the quarter with comparisons for the same quarter of the prior year were $37,399 (2004 - $52,068) on investor relations, $10,454 (2004 - $7,909) on salaries and $7,011 (2004 – $Nil) was expensed relating to general exploration the majority of which was incurred in Mexico. Investor relations expense was $14,669 lower than the comparable quarter in 2004 due mainly to reduced costs associated with an outside investor relations firm. During the current quarter, salaries were $10,454, up $2,545 compared to the comparable quarter of 2004 due to greater activity and a change in the method of recovery of administration from Silver Standard. Silver Standard’s charge-out rates for staff now include a recovery amount for administration.

During the third quarter, interest income of $3,960 was earned compared to $8,162 in the comparable quarter of 2004 due to lower cash balances available for investment. In the third quarter, the company wrote off a total of $598,582 relating to mineral properties. The Grand Bay property in Ontario, Canada ($346,297) and the Santa Lucia property in Sonora, Mexico ($252,285) were written off.

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

			2005 $	2004 $				2003 $
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Loss for the period	(657,337)	(152,756)	(106,671)	* (892,652)	(66,991)	(258,602)	(51,948)	(81,606)
Loss per share – basic and diluted	(0.02)	(0.01)	(0.00)	(0.05)	(0.00)	(0.01)	(0.00)	(0.01)

*

The large loss recorded in the fourth quarter of 2004 is mainly attributed to the combination of $561,947 in property costs written off relating to the Voltaire-Johnspine property, $183,204 written off relating to the Posh property and $266,300 in expensing of values assigned to options granted during the year.

LIQUIDITY AND CAPITAL RESOURCES

A total of $410,752 in cash was spent during the quarter on mineral properties compared to $397,403 in the comparable quarter of 2004.  During the quarter, $93,858 was spent on the Grand Bay property in Canada and these costs were subsequently written off during the quarter.  In Mexico, $302,091 was spent on exploration drilling on the Yerbabuena property during the quarter.

At April 30, 2005, the company had share capital of $11,771,495, representing 29,442,306 common shares issued and outstanding, and a deficit of $9,130,197 resulting in shareholders’ equity (or net assets) of $2,641,298.

At April 30, 2005, the company had $588,013 in working capital, compared to $1,622,925 in working capital at the beginning of the current fiscal year. The company’s working capital will enable it to meet its current financial obligations for the balance of its fiscal year. The ability of the company to continue as a going-concern depends on its ability to raise additional financing and, while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

RELATED PARTY TRANSACTIONS

(a)	The company entered into the following transactions with related parties:

(i)

Paid or accrued $288,231 (2004 - $145,808) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the company.

(ii)

The company has entered into mineral property option agreements and shares an exploration office with East West Resource Corporation (“East West”), a company whose president and a director is also a director of the company. Early in February 2005, this president and director of East West retired which resulted in East West no longer being a related party to the company.

(b)	Included in total liabilities at April 30, 2005 is $197,492 (2004 - $39,198) payable to Silver Standard.

SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

Flow-through shares

During the year, the company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004. Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. When resource expenditures are renounced to the investors and the company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate), thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Variable interest entities

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline on February 1, 2005. The adoption of this guideline did not have any impact on the company’s consolidated financial statements.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional disclosure concerning the company’s general and administrative expenses and resource property costs is provided in the unaudited interim Consolidated Financial Statements and related notes for April 30, 2005 that is available on Canplats’ website at www.canplats.com, on the Canadian Securities Administrators’ web site at www.sedar.com or on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

OUTSTANDING SHARE DATA

The authorized capital consists of 100,000,000 common shares without par value. As of June 10, 2005 the following common shares, options and share purchase warrants were outstanding:

Number of Shares		Exercise Price	Expiry Date

Issued and outstanding common shares	29,442,306	-	-
Stock options outstanding	1,830,000	$0.11 - $0.37	Apr. 2006 – Jan. 2008
Warrants outstanding	5,870,000	$0.40	Dec. 29, 2005

Fully diluted	37,142,306

APPROVAL

The Board of Directors of Canplats Resources Corporation has approved the disclosure contained in this interim MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on Canplats’ website at www.canplats.com, on the Canadian Securities Administrators’ web site at www.sedar.com or on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

FORWARD LOOKING STATEMENTS

The MD&A contains certain forward-looking statements such as the company’s future plans, objectives and goals. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of Canplats Resources Corporation (“Canplats” or the “company”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and information. The company does not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.